UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ECLIPS ENERGY TECHNOLOGIES, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)
27885D 20 3
(CUSIP Number)
Jonathan Honig
4263 NW 61st Lane
Boca Raton, FL 33496
Tel: 561-241-4748
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 4, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	27885D 20 3

1	NAMES OF REPORTING PERSONS Jonathan Honig

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		6,680,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,680,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,680,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 5 Pages

CUSIP No.	27885D 20 3
Item 1. Security and Issuer.
This statement relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of EClips Energy Technologies, Inc., a Florida Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3900A 31st Street North, St. Petersburg, Florida 33714.
Item 2. Identity and Background.
This statement is being filed by Jonathan Honig (the “Reporting Person”). Reporting Person’s principal occupation is a stock trader. Reporting Person’s business address is 4263 NW 61st Lane, Boca Raton, Florida 33496.
During the past five years, Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
The source of funds to acquire the securities referred to in this Schedule was an advance made in connection with purchases by several persons. There is no agreement or understanding among any of the purchasers with respect to any of the securities acquired.
Item 4. Purpose of Transaction.
All of the shares of the Issuer’s Common Stock owned by the Reporting Person have been acquired for investment purposes only. The Reporting Person intends to review his investment in the Issuer on a continuing basis. In this regard, the Reporting Person may purchase additional shares of Common Stock, or may sell all or a portion of the shares of Common Stock held by him, in any case, in market transactions, in private transactions or otherwise. The Reporting Person may also pledge, encumber or otherwise transfer or engage in other transactions with respect to all or a portion of such shares of Common Stock. The Reporting Person’s actions with respect to his investment in the Issuer will depend on such factors as the Reporting Person deems relevant at the time, including among other things, the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other opportunities available to the Reporting Person, prospects for the Reporting Person’s own business, general economic conditions, including stock market conditions and other future developments.
The Reporting Person reserve the right to change his purpose in respect of the shares of Common Stock and take such actions as he deems appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.
Except as indicated above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
As of March 29, 2010, Reporting Person may be deemed to own 6,680,500 shares or 8.94% of the Issuer’s Common Stock. All percentages set forth in this Schedule 13D are calculated based on 74,762,669 shares of Common Stock outstanding as of March 2, 2010, as set forth in the Issuer’s Definitive Information Statement on Schedule 14C as filed with the Securities and Exchange Commission on March 16, 2010, the last publicly available report setting forth the number of shares of the Issuer’s Common Stock outstanding. The Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Page 3 of 5 Pages

CUSIP No.	27885D 20 3
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Person and any other person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
None.

Page 4 of 5 Pages

CUSIP No.	27885D 20 3
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

March 29, 2010	/s/ Jonathan Honig
Jonathan Honig

Page 5 of 5 Pages